PA 3/3

SECU[redacted]ISSION

10028926

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66650

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PIN Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

224 West 29th Street 12th Floor
(No. and Street)

New York, (City) NY (State) 10001-5204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John Anthony Rubino & Company CPA PC
(Name – *if individual, state last, first, middle name*)

Six Erita Lane (Address) Smithtown (City) NY (State) 11787 (Zip Code)

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian K. Coventry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PIN Financial, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer

Title

Sworn to before me this 20th day of February 2010

Susan Otto

Notary Public

SUSAN OTTO
Notary Public, State of New York
No. 5004502
Qualified in Nassau County
Commission Expires Nov. 16, ~~19~~ 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN ANTHONY RUBINO & COMPANY, CPA PC

A Professional Corporation of Certified Public Accountants

Six Erita Lane, Smithtown, New York 11787 (631) 724-7577

INDEPENDENT ACCOUNTANTS' REPORT

To the Members of PIN Financial LLC

We have audited the accompanying statement of financial condition of PIN Financial LLC. (the "Company") as of December 31, 2009 and the related statements of operations, changes in stockholder's equity and cash flows for the period January 1, 2009 through December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PIN Financial LLC at December 31, 2009 and the results of their operations and cash flows for the period January 1, 2009 through December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John Anthony Rubino & Company CPA PC

Smithtown, New York
February 21, 2010

PIN Financial LLC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash	$	11,258
Prepaid expenses		340
Furnishings and Equipment, net of depreciation		-
TOTAL ASSETS	$	11,598
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	4,575
Commitments and contingencies (Note 3)		
Member's equity		7,023
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	11,598

The accompanying notes are an integral part of these financial statements.

PIN Financial LLC.

STATEMENT OF OPERATIONS

FOR THE PERIOD January 1, 2009 THROUGH December 31, 2009

Revenues	
Referral fees	-
Commisions from financings	32,375
Miscellaneous revenues	11
Total Revenues	32,386
Expenses	
Commissions expense	24,050
Professional fees	4,600
Management fees to parent company	3,050
Occupancy	-
Regulatory fees	3,539
Other	468
Total Expenses	35,707
Profit before provision for income taxes	(3,321)
Provision for income taxes	(25)
Net Loss	$ (3,296)

The accompanying notes are an integral part of these financial statements.

PIN Financial LLC.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD January 1, 2009 THROUGH December 31, 2009

Balance at January 1, 2009	$	7,835
Net Loss for year	$	(3,296)
Capital Contributions	$	2,484
Balance at December 31, 2009	$	7,023

The accompanying notes are an integral part of these financial statements.

PIN Financial LLC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD January 1, 2009 THROUGH December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net profit	$	(3,296)
Add back depreciation		53
Changes in operating assets and liabilities:		(3,315)
NET CASH USED BY OPERATING ACTIVITIES		(6,558)
CASH FLOWS FROM FINANCINGACTIVITIES:		
Capital contributions	$	2,484
Sale of fixed assets at book value		789
NET INCREASE (DECREASE) IN CASH		(3,285)
CASH		
Beginning of year		14,543
End of year	$	11,258

The accompanying notes are an integral part of these financial statements.

PIN Financial LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

Organization

The Company is a domestic Limited Liability Company formed under Articles of Organization filed with New York State June 1, 2004. It is wholly owned by PIN Group LLC a domestic Limited Liability Company organized in New York State.

Nature of Business

The Company is a member of the Financial Industry Regulatory Association and conducts a securities business limited to private placements of securities.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition
Securities transactions and related income and expenses are recorded on a trade date basis. Commission revenues are recorded on a settlement date basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment
These items are depreciated on a straight line basis over their estimated useful lives of three to seven years when they are placed into service. At December 31, 2009 these items consisted of:

Furniture	$ 284
Accumulated depreciation	$ (284)
Net Property and Equipment	$ -

During the year the Company sold $789 of equipment at book value to its parent.

PIN Financial LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

Note 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk
The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Investment in Securities at Fair Value
Investments in securities are recorded at fair value as determined by management of the Company.

Comprehensive Income
The Company applies the principles of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No.130"). SFAS No.130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's statement of financial condition, operations, changes in stockholders' equity and cash flows since the Company's comprehensive income is the same as its reported net income for the period January 1, 2009 through December 31, 2009.

Note 3 RELATED PARTY TRANSACTIONS, COMMITMENTS AND CONTINGENCIES
One of the members since the commencement of business in May, 2005 until July 31, 2007 supplied office space and paid administrative expenses including telephone and secretarial fees for the Company. In 2008, the parent company assumed the responsibility for paying the expense of office space rental and telephone expense under an expense sharing agreement. The Company paid no rent or fees in 2009, while the parent company paid $12,508. The Company intends to remain at a similar location and may (but is not required to) pay a monthly rent (only) of $1,100 to its parent company that is responsible for the lease totaling $13,200 per annum to an unrelated third party as provided under an expense sharing agreement.

Note 4 NET CAPITAL REQUIREMENTS:

As a registered broker-dealer and member of the Financial Industry Regulatory Association, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires that net capital, as defined, be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness (or one eighth for the first year of operations) as defined, so long as the Company continues to be an Introducing Broker.

Note 5 EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Note 6 INCOME TAXES

For income tax purposes, the Company is a Limited Liability Company under under New York State Limited Liability Company Law. The members have elected under provisions of the Internal Revenue Code to have the company taxed as a partnership. Accordingly, no provision has been made for Federal and State income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. New York State tax consists of a minimum LLC tax of $25.

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1933

PIN FINANACIAL, LLC
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSSION
December 31, 2009

Total Members' Equity				$	7,023
Deductions and/or charges:					
Nonallowable assets				$	(340)
Total deductions from capital					
Net Capital				$	6,683
Minimum net capital requirement: 6 2/3% of aggregated indebtedness of $4,575 (equal to $305) or of $5,000 whichever is greater				$	5,000
EXCESS NET CAPITAL				$	1,683

	$	4,575			
Ratio of aggregate indebtedness to net capital	$	6,683	0.68	to	1

Reconciliation of net capital under Rule 15c3-1 to
to computation of December 31, 2009
as filed by the company on Form X-17-A Part IIA
is located on page 13.

The accompanying notes are an integral part of these financial statements.

PIN FINANCIAL, LLC
RECONCILIATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSSION
December 31, 2009

Net Capital as reported in Company's Part IIA unaudited FOCUS report of December 31, 2009	$	6,973
Audit adjustment		
Taxes		50
Net Capital calculated in audit report did not agrees to December 31, 2009 FOCUS		
NET CAPITAL	$	7,023

The accompanying notes are an integral part of these financial statements.

JOHN ANTHONY RUBINO & COMPANY, CPA PC
A Professional Corporation of Certified Public Accountants
Six Erita Lane, Smithtown, New York 11787 (631) 724-7577

To the members of PIN Financial LLC:

In planning and performing our audit of the financial statements of PIN Financial LLC. for the period January 1, 2009 through December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

JOHN ANTHONY RUBINO & COMPANY, CPA PC
A Professional Corporation of Certified Public Accountants
Six Erita Lane, Smithtown, New York 11787 (631) 724-7577

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of PIN Financial LLC. to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

John Anthony Rubino & Company CPA PC

Smithtown, New York
February 21, 2010

PIN Financial LLC.
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
WITH
SUPPLEMENTARY REPORT OF
INDEPENDENT PUBLIC ACCOUNTANT
December 31, 2009

PIN Financial LLC

INDEX